UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NGL Energy Partners LP

(Name of Issuer)

Common units representing limited partnership interests

(Title of Class of Securities)

62913M107

(CUSIP Number)

Vincent J. Osterman

One Memorial Square, P.O. Box 67

Whitinsville, MA 01588

(508) 234-9902

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 3, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62913M107

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Vincent J. Osterman

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 669,300

	8	Shared Voting Power: 3,330,700

	9	Sole Dispositive Power: 669,300

	10	Shared Dispositive Power: 3,330,700

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 31.1% (1)

14	Type of Reporting Person* IN

(1) Approximate figure based upon 12,864,222 Common Units outstanding as of October 3, 2011, including (a) 8,864,222 Common Units outstanding as of August 12, 2011 per the Issuer’s Form 10-Q filed with SEC on August 15, 2011 and (b) 4,000,000 Common Units issued on October 3, 2011 pursuant to the Contribution Agreement (defined below).  Outstanding units do not include 5,919,346 subordinated units issued and outstanding, of which the Reporting Person owns none.

CUSIP No. 62913M107

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Ernest Osterman

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 3,330,700

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 3,330,700

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,330,700

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 25.9% (1)

14	Type of Reporting Person* IN

(1) Approximate figure based upon 12,864,222 Common Units outstanding as of October 3, 2011, including (a) 8,864,222 Common Units outstanding as of August 12, 2011 per the Issuer’s Form 10-Q filed with SEC on August 15, 2011 and (b) 4,000,000 Common Units issued on October 3, 2011 pursuant to the Contribution Agreement (defined below).  Outstanding units do not include 5,919,346 subordinated units issued and outstanding, of which the Reporting Person owns none.

CUSIP No. 62913M107

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) AO Energy, Inc.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 155,150

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 155,150

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 155,150

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 1.2% (1)

14	Type of Reporting Person* CO

(1) Approximate figure based upon 12,864,222 Common Units outstanding as of October 3, 2011, including (a) 8,864,222 Common Units outstanding as of August 12, 2011 per the Issuer’s Form 10-Q filed with SEC on August 15, 2011 and (b) 4,000,000 Common Units issued on October 3, 2011 pursuant to the Contribution Agreement (defined below).  Outstanding units do not include 5,919,346 subordinated units issued and outstanding, of which the Reporting Person owns none.

CUSIP No. 62913M107

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) E. Osterman, Inc.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 394,350

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 394,350

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 394,350

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 3.1% (1)

14	Type of Reporting Person* CO

(1) Approximate figure based upon 12,864,222 Common Units outstanding as of October 3, 2011, including (a) 8,864,222 Common Units outstanding as of August 12, 2011 per the Issuer’s Form 10-Q filed with SEC on August 15, 2011 and (b) 4,000,000 Common Units issued on October 3, 2011 pursuant to the Contribution Agreement (defined below).  Outstanding units do not include 5,919,346 subordinated units issued and outstanding, of which the Reporting Person owns none.

CUSIP No. 62913M107

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) E. Osterman Gas Service, Inc.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 301,700

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 301,700

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 301,700

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 2.3% (1)

14	Type of Reporting Person* CO

(1) Approximate figure based upon 12,864,222 Common Units outstanding as of October 3, 2011, including (a) 8,864,222 Common Units outstanding as of August 12, 2011 per the Issuer’s Form 10-Q filed with SEC on August 15, 2011 and (b) 4,000,000 Common Units issued on October 3, 2011 pursuant to the Contribution Agreement (defined below).  Outstanding units do not include 5,919,346 subordinated units issued and outstanding, of which the Reporting Person owns none.

CUSIP No. 62913M107

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) E. Osterman Propane, Inc.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 669,300

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 669,300

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 669,300

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 5.2% (1)

14	Type of Reporting Person* CO

(1) Approximate figure based upon 12,864,222 Common Units outstanding as of October 3, 2011, including (a) 8,864,222 Common Units outstanding as of August 12, 2011 per the Issuer’s Form 10-Q filed with SEC on August 15, 2011 and (b) 4,000,000 Common Units issued on October 3, 2011 pursuant to the Contribution Agreement (defined below).  Outstanding units do not include 5,919,346 subordinated units issued and outstanding, of which the Reporting Person owns none.

CUSIP No. 62913M107

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Milford Propane, Inc.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 782,600

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 782,600

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 782,600

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 6.1% (1)

14	Type of Reporting Person* CO

(1) Approximate figure based upon 12,864,222 Common Units outstanding as of October 3, 2011, including (a) 8,864,222 Common Units outstanding as of August 12, 2011 per the Issuer’s Form 10-Q filed with SEC on August 15, 2011 and (b) 4,000,000 Common Units issued on October 3, 2011 pursuant to the Contribution Agreement (defined below).  Outstanding units do not include 5,919,346 subordinated units issued and outstanding, of which the Reporting Person owns none.

CUSIP No. 62913M107

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Osterman Propane, Inc.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,445,850

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 1,445,850

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,445,850

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 11.2% (1)

14	Type of Reporting Person* CO

(1) Approximate figure based upon 12,864,222 Common Units outstanding as of October 3, 2011, including (a) 8,864,222 Common Units outstanding as of August 12, 2011 per the Issuer’s Form 10-Q filed with SEC on August 15, 2011 and (b) 4,000,000 Common Units issued on October 3, 2011 pursuant to the Contribution Agreement (defined below).  Outstanding units do not include 5,919,346 subordinated units issued and outstanding, of which the Reporting Person owns none.

CUSIP No. 62913M107

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Propane Gas, Inc.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 36,450

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 36,450

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,450

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.3% (1)

14	Type of Reporting Person* CO

(1) Approximate figure based upon 12,864,222 Common Units outstanding as of October 3, 2011, including (a) 8,864,222 Common Units outstanding as of August 12, 2011 per the Issuer’s Form 10-Q filed with SEC on August 15, 2011 and (b) 4,000,000 Common Units issued on October 3, 2011 pursuant to the Contribution Agreement (defined below).  Outstanding units do not include 5,919,346 subordinated units issued and outstanding, of which the Reporting Person owns none.

CUSIP No. 62913M107

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Saveway Propane Gas Service, Inc.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 214,600

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 214,600

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 214,600

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 1.7% (1)

14	Type of Reporting Person* CO

(1) Approximate figure based upon 12,864,222 Common Units outstanding as of October 3, 2011, including (a) 8,864,222 Common Units outstanding as of August 12, 2011 per the Issuer’s Form 10-Q filed with SEC on August 15, 2011 and (b) 4,000,000 Common Units issued on October 3, 2011 pursuant to the Contribution Agreement (defined below).  Outstanding units do not include 5,919,346 subordinated units issued and outstanding, of which the Reporting Person owns none.

Item 1.  Security and Issuer

This Schedule 13D relates to common units (“Common Units”) representing limited partner interests in NGL Energy Partners LP (the “Issuer”).  The Issuer is a Delaware limited partnership with its principal offices located at 6120 South Yale Avenue, Suite 805, Tulsa, Oklahoma 74136.

Item 2.  Identity and Background

(a)-(c) and (f)                        This Schedule 13D is filed jointly, pursuant to a Joint Filing Agreement attached hereto as Exhibit 1, by the following persons (collectively, the “Reporting Persons”):

1.                                       Vincent J. Osterman, a United States citizen (“VJO”), whose principal occupation is President, Eastern Retail Operations of the Issuer;

2.                                       Ernest Osterman, a United States citizen (“EO”), whose principal occupation is investment activities;

3.                                       AO Energy, Inc., a Massachusetts corporation (“AO Energy”), whose principal business is holding Issuer Common Units;

4.                                       E. Osterman, Inc., a Massachusetts corporation (“E Osterman”), whose principal business is holding Issuer Common Units;

5.                                       E. Osterman Gas Service, Inc., a Massachusetts corporation (“Gas Service”), whose principal business is holding Issuer Common Units;

6.                                       E. Osterman Propane, Inc., a Connecticut corporation (“EO Propane”), whose principal business is holding Issuer Common Units;

7.                                       Milford Propane, Inc., a Massachusetts corporation (“Milford”), whose principal business is holding Issuer Common Units;

8.                                       Osterman Propane, Inc., a Connecticut corporation (“Osterman Propane”), whose principal business is holding Issuer Common Units;

9.                                       Propane Gas, Inc., a Massachusetts corporation (“Propane Gas”), whose principal business is holding Issuer Common Units; and

10.                                 Saveway Propane Gas Service, Inc., a Connecticut corporation (“Saveway” and, together with the entities in 3-9 above, the “Entities”), whose principal business is holding Issuer Common Units.

VJO and EO are the sole directors of each of the Entities except EO Propane, of which VJO is the sole director.  VJO is an executive officer of each Entity and EO is an executive officer of each Entity except EO Propane.  VJO and EO are the only executive officers of the Entities.  Propane Gas is a wholly-owned subsidiary of Propane Gas, LLC, a Massachusetts limited liability company (“PG LLC” and, together with the Reporting Persons, the “Covered Persons”), which is managed by its members, VJO and EO.  VJO is the sole shareholder of each of AO Energy and EO Propane; EO is the sole shareholder of Gas Service and Milford; and VJO and EO are the sole shareholders or members of E Osterman, Osterman Propane, Saveway and PG LLC.  EO is the father of VJO.

The principal business address of each of the Covered Persons is One Memorial Square, P.O. Box 67, Whitinsville, MA 01588.

(d)                                 During the last five years, none of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Covered Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Common Units disclosed in this Schedule 13D were issued to the Entities pursuant to the terms of that certain Contribution and Sale Agreement (the “Contribution Agreement”), dated August 12, 2011, by and between the Issuer and the Reporting Persons and certain of their affiliated companies (the “Osterman Contributors”).  In accordance with the terms of the Contribution Agreement, the Osterman Contributors contributed substantially all of the assets comprising their propane operations to Osterman Propane, LLC, a subsidiary of the Issuer, in exchange for $96,000,000 in cash (subject to a customary working capital adjustment) and the issuance of 4,000,000 Common Units to the Entities.  The transactions contemplated by the Contribution Agreement, including the issuance of the Common Units, closed on October 3, 2011.  In connection with the closing, VJO was appointed as a director to the board of directors (the “Board”) of NGL Energy Holdings, LLC, the general partner of the Issuer, and as President, Eastern Retail Operations.  Also in connection with the closing, the Entities entered into a First Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), dated October 3, 2011, with the Issuer and pre-Issuer IPO holders of Common Units.  The Registration Rights Agreement provides for, among other things, certain customary registration rights for the holders of Common Units party thereto, including up to four demand registration rights under certain specified circumstances.

The descriptions of the Contribution Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of the agreements, which are filed as Exhibits 2 and 3 to this Schedule 13D, respectively, and each is incorporated herein by reference.

Item 4.  Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference.

The Common Units described herein were acquired for investment purposes.  The Covered Persons will continuously evaluate their investment in the Common Units, alternative investment opportunities and all other factors deemed relevant in determining whether additional Common Units will be acquired by any of the Covered Persons or by other affiliated persons or whether any of the Reporting Persons or any such other affiliated persons will dispose of units.  At any time, additional units may be acquired or some or all of the units beneficially owned by the Covered Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise.

None of the Covered Persons has any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of their ongoing evaluation of this investment and investment alternatives, the Covered Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Covered Persons may hold discussions with or make formal proposals to management or the Board, other holders of Common Units or other third parties regarding such matters.

Item 5.  Interest in Securities of the Issuer

(a)-(b)             The information contained on the cover pages and in Items 2 and 3 of this Schedule 13D is incorporated herein by reference.

After giving effect to the Contribution Agreement and the transactions contemplated thereby, the Covered Persons, collectively, may be deemed to be the beneficial owners of 4,000,000 Common Units (approximately 31.1% of outstanding Common Units).  Such Common Units are held directly by the Entities in the following amounts:

Entity	Common Units	Percentage of Outstanding
AO Energy	155,150	1.2%
E Osterman	394,350	3.1%
Gas Service	301,700	2.3%
EO Propane	669,300	5.2%
Milford	782,600	6.1%
Osterman Propane	1,445,850	11.2%
Propane Gas	36,450	0.3%
Saveway	214,600	1.7%

Each Entity may be deemed to have sole voting and dispositive power over the Common Units held by them.  As sole member of Propane Gas, PG LLC may be deemed to have sole voting and dispositive power over the Common Units held by Propane Gas.  None of the Entities and PG LLC has shared voting or dispositive power over any Common Units.

By the nature of his interests in the Entities and PG LLC, VJO may be deemed to be the beneficial owner of 4,000,000 Common Units (approximately 31.1% of outstanding Common Units), with sole voting and dispositive power over 669,300 Common Units and shared voting and dispositive power over 3,330,700 Common Units.

By the nature of his interests in the Entities (except EO Propane) and PG LLC, EO may be deemed to be the beneficial owner of 3,330,700 Common Units (approximately 25.9% of outstanding Common Units), with sole voting and dispositive power over 0 Common Units and shared voting and dispositive power over 3,330,700 Common Units.

The Covered Persons may constitute a “group” for purposes of Rule 13d-5 under the Exchange Act with respect to their respective beneficial ownership of the Common Units at the time of the applicable event requiring disclosure in this Schedule 13D.  Pursuant to Rule 13d-5(b)(1) under the Exchange Act, if the Covered Persons constitute such a group, the Covered Persons would be deemed to have beneficial ownership of all equity securities of the Issuer beneficially owned by any of such Covered Persons.  In such event, each Covered Person would be deemed to beneficially own, by virtue of Rule 13d-5(b)(1), an aggregate of 4,000,000 Common Units (approximately 31.1% of outstanding Common Units).

The aforementioned ownership percentages are based on 12,864,222 Common Units outstanding as of October 3, 2011, including (a) 8,864,222 Common Units outstanding as of August 12, 2011 per the Issuer’s Form 10-Q filed with SEC on August 15, 2011 and (b) 4,000,000 Common Units issued on October 3, 2011 pursuant to the Contribution Agreement.  Outstanding units do not include 5,919,346 subordinated units issued and outstanding, of which the Covered Persons owns none.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Covered Persons (other than by the Entities, solely with respect to their individual direct holdings of Common Units) that they are the beneficial owner of any of the Common Units referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Covered Person (other than by the Entities, solely with respect to their individual direct holdings of Common Units) except to the extent of such Covered Person’s pecuniary interest, if any, in the Common Units.

(c)                                  Except as set forth in this Schedule 13D, none of the Covered Persons has effected any transactions in Common Units in the past 60 days.

(d)-(e)             Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Items 2 and 3 of this Schedule 13D is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

1                                          Joint Filing Agreement among the Reporting Persons, dated October 13, 2011.

2                                          Contribution and Sale Agreement, dated August 12, 2011, by and among the Issuer and the Sellers named therein (incorporated by reference to Exhibit 2.1 of the Issuer’s Form 8-K dated October 7, 2011).

3                                          First Amended and Restated Registration Rights Agreement, dated October 3, 2011, by and among the Partnership, Hicks Oils & Hicksgas, Incorporated, NGL Holdings, Inc., Krim2010, LLC, Infrastructure Capital Management, LLC, Atkinson Investors, LLC, E. Osterman Propane, Inc. and the other holders party (incorporated by reference to Exhibit 4.1 of the Issuer’s Form 8-K dated October 7, 2011).

4                                          Power of Attorney, dated October 13, 2011.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2011

/s/ Vincent J. Osterman
Vincent J. Osterman

/s/ Vincent J. Osterman
Vincent J. Osterman, as Attorney-in-Fact for Ernest Osterman

AO ENERGY, INC.

By:	/s/ Vincent J. Osterman
Name:	Vincent J. Osterman
Title:	President

E. OSTERMAN GAS SERVICE, INC.

By:	/s/ Vincent J. Osterman
Name:	Vincent J. Osterman
Title:	President

E. OSTERMAN, INC.

By:	/s/ Vincent J. Osterman
Name:	Vincent J. Osterman
Title:	President

E. OSTERMAN PROPANE, INC.

By:	/s/ Vincent J. Osterman
Name:	Vincent J. Osterman
Title:	President

[Schedule 13D Filing]

MILFORD PROPANE, INC.

By:	/s/ Vincent J. Osterman
Name:	Vincent J. Osterman
Title:	President

OSTERMAN PROPANE, INC.

By:	/s/ Vincent J. Osterman
Name:	Vincent J. Osterman
Title:	President

PROPANE GAS, INC.

By:	/s/ Vincent J. Osterman
Name:	Vincent J. Osterman
Title:	President

SAVEWAY PROPANE GAS SERVICE, INC.

By:	/s/ Vincent J. Osterman
Name:	Vincent J. Osterman
Title:	President

[Schedule 13D Filing]